UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 1, 2008**

Timberline Resources Corporation
(Exact Name of Registrant as Specified in Charter)

Idaho
(State or Other Jurisdiction of Incorporation)

000-51549	**82-0291227**
(Commission File Number)	(IRS Employer Identification No.)

101 East Lakeside Avenue
Coeur D'Alene, Idaho 83814
(Address of Principal Executive Offices and Zip Code)

Registrant's telephone number, including area code: **(208) 664-4859**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Appointment of Director; Compensatory Arrangement of Certain Officers

On January 1, 2008, pursuant to the Registrant's bylaws, the Registrant's Board of Directors appointed as a director to the Company Mr. James H. Moore. Mr Moore has been appointed to the Registrant's audit committee.

Mr. Moore (62) is Chief Financial Officer of Mines Management, Inc. and has over 30 years senior level experience in financial management within the mining sector. Prior to joining Mines Management, from 2002 to 2004, Mr. Moore was an independent mining consultant for Idaho General Mining Inc. From 1997 through 2003 he was the Vice President of Business Development for RAHCO International, Inc., a heavy mining equipment designer and manufacturer in Spokane, Washington. Prior to that time Mr. Moore was employed by Barrick Gold Corporation in Santiago, Chile as Vice President and Chief Financial Officer for its Latin American division. Other experience include service as Division Controller Mobil Oil, Energy Minerals Division, and Operations Controller for United Nuclear Corporation. Mr. Moore attended Stanford University and graduated from University of Utah with a B.S. in accounting.

Mr. Moore is not related by blood or marriage to any of the Company's directors or executive officers or any persons nominated by the Company to become directors or executive officers. In the last fiscal year, the Company has not engaged in any transaction in which Mr. Moore or a person related to Mr. Moore had a direct or indirect material interest.

Item 7.01. Regulation FD

The Registrant issued a press release on December 28, 2007, announcing the appointment of Mr. Moore as a director to the Company.

Item 9.01. Financial Statements and Exhibits

99.1   Press release dated December 28, 2007


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Timberline Resources Corporation
(Registrant)

Dated: January 7, 2008   By: /s/ Randal Hardy
                                                 Randal Hardy
                                                 Chief Executive Officer



James H. Moore Joins the Board of Directors at Timberline Resources

December 28, 2007 – Coeur d'Alene – Timberline Resources Corporation (OTCBB:TBLC) announced today that James H. Moore will join its Board of Directors, effective January 1, 2008. Mr. Moore has more than 30 years of experience in senior level financial management within the mining sector. He is currently the CFO of Mines Management, Inc. and was previously the CFO of Idaho General Mines, Inc.

Timberline Executive Chairman John Swallow stated, "Jim Moore brings extensive financial management experience to the Company, both domestic and international in scope and ranging from early-stage ventures to large-scale operators. He also brings an outstanding track record of success. In appointing an additional independent director with a strong financial background, we believe that we have satisfied the conditions necessary for listing on the American Stock Exchange. We were careful and deliberate in making this appointment to our Board and are very pleased that Jim has accepted our invitation."

Mr. Moore was previously V-P of Business Development for RAHCO International, Inc., an American manufacturer of heavy mining equipment, and V-P and CFO of Barrick Gold Corporation's Latin American division. Prior to that, he held senior management positions at Pegasus Gold Inc., Mobil Oil, and United Nuclear Corporation. Mr. Moore holds a B.S. in Accounting from the University of Utah.

For more information about Timberline, please visit the Company's website at www.timberline-resources.com.

Timberline Resources Corporation is a unique, growth-oriented company that combines positive cash flow from its ownership of Kettle Drilling, Inc. with "blue sky" upside from its mineral exploration division. Timberline common stock trades on the OTC Bulletin Board under the symbol "TBLC."

Statements contained herein that are not based upon current or historical fact are forward-looking in nature. Such forward-looking statements reflect the Company's expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties. When used herein, the words "anticipate," "believe," "estimate," "plan," "intend" and "expect" and similar expressions, as they relate to Timberline Resources Corporation, or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company's actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, such factors, including risk factors, discussed in the Company's Annual Report on Form 10-KSB, as amended, for the year ended September 30, 2006. Except as required by the Federal Securities law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements.

Contact Information:
John Swallow, Executive Chairman
Phone: (208) 664-4859
www.timberline-resources.com

Ian Cassel, Investor Relations
Phone: (717) 626-3991